

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via E-Mail</u>
Ben F. Cheek, III
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street, P.O. Box 880
Toccoa, GA 30577

> **Re:** **1st Franklin Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 002-27985**

Dear Mr. Cheek:

We have completed our review of your filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney-Advisor